

March 27, 2023

Keith Creel
President and Chief Executive Officer
Canadian Pacific Railway Limited
7550 Ogden Dale Road S.E.
Calgary, Alberta, Canada T2C 4X9

> **Re: Canadian Pacific Railway Limited**
> **Registration Statement on Form F-4**
> **Filed March 20, 2023**
> **File No. 333-270686**

Dear Keith Creel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Alan Fishman